Exhibit 99.1

GasLog Ltd. Announces Landmark 12-Year Charter With JERA for Existing Uncommitted Newbuild Vessel HN 2274

•                  12-year fixed-term charter to Japanese energy company JERA, at attractive returns, for existing uncommitted newbuild vessel, HN 2274, commencing on delivery in April 2020

•                  GasLog is one of the first non-Japanese owners to secure a long-term charter with JERA, one of the largest LNG buyers globally

Monaco, March 28, 2019 - GasLog Ltd. (“GasLog” or “the Company”) (NYSE:GLOG) is very pleased to announce that a wholly owned subsidiary of the Company has signed a ground-breaking long-term time charter party agreement with LNG Marine Transport Limited (“LMT”), the principal LNG shipping entity of Japan’s JERA Co., Inc (“JERA”), for its existing uncommitted newbuild vessel, HN 2274. JERA is one of the largest LNG buyers globally by volume.

GasLog is scheduled to take delivery of the vessel, a 180,000 cubic meter Mark III Flex Plus design with low pressure two stroke propulsion, from Samsung Heavy Industries in April 2020, at which point it will commence the 12-year fixed-term time charter. The vessel offers industry leading unit freight costs to JERA.

Paul Wogan, Chief Executive Officer of GasLog, stated “We are honored to add JERA, one of the world’s largest LNG buyers and a very high-quality counterparty, to our customer list. Furthermore, GasLog is one of the first non-Japanese LNG carrier owners to secure a long-term charter with JERA, again showing the advantage we can obtain from our differentiated operating capabilities, safety standards and commercial relationships. We look forward to expanding our relationship with JERA and developing our position as a provider of LNG transportation services to Japan’s LNG market, which remains the largest globally at more than 80 million tonnes in 2018.

Within the last week we have announced new charters for our uncommitted newbuilds to two very high-quality new customers in JERA and Endesa, S.A. This demonstrates that our strategy of ordering these latest generation vessels at cyclically low yard prices was well timed, allowing us to capture accretive returns and to further diversify our customer base.

We have now ordered and fixed seven newbuild vessels on long-term contracts with four high quality counterparties since our April 2018 investor day. As we execute on our strategy, we continue to make excellent progress toward our target of more than doubling consolidated run-rate EBITDA over the 2017 to 2022 period. Furthermore, we continue to be focused on the scope to deliver enhanced returns to our shareholders against the backdrop of what we expect to be a strong LNG shipping market, especially during the 2019/2020 and 2020/2021 winters.”

HN 2274 is scheduled to be delivered to JERA in April 2020 for a fixed 12-year term. The rate of hire for the charter is in line with mid-cycle rates and is expected to deliver attractive returns for GasLog’s shareholders.

Following the commencement of the 12-year charter to JERA, GasLog Partners LP (“GasLog Partners”, NYSE:GLOP) will have the right to acquire HN 2274 pursuant to the omnibus agreement between GasLog and GasLog Partners. As a result, GasLog Partners’ potential dropdown pipeline will increase to 13 LNG carriers with charter length of five years or longer.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3105

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 34 LNG carriers (including 26 ships on the water and eight on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co., Ltd. and leased back under a long-term bareboat charter. Upon closing of the sale of the GasLog Glasgow, GasLog’s consolidated fleet will include 15 LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com

About JERA

JERA is an energy company with global reach that has industry leading expertise and scale in the entire fuel and power supply chain, from participation in LNG and other fuel resource projects and fuel procurement, through fuel transportation to power generation. Established in 2015, JERA is an equal joint venture of TEPCO Fuel & Power, Incorporated and Chubu Electric Power Company. JERA’s mission is to contribute to an internationally competitive supply of power and energy and to invigorate the standard of living, industry and economy around the world. JERA is by volume one of the largest importers of LNG in the world, importing c.35mtpa annually. LMT is 70% owned by JERA (with Mitsubishi Corporation and Nippon Yusen Kabushiki Kaisha (NYK) each owning 15%) and is the principal LNG shipping entity of JERA.